Exhibit (a)(5)(D)

You are receiving this note because you have made an assignment of some or all of your Hewitt shares and currently have multiple accounts. The purpose of the note is to tell you how we will allocate the additional shares freed up from sales restrictions for purposes of participating in the firm’s tender offer.

You will receive a Share Summary that shows you your current share holdings and computes the additional shares to be freed up for the tender offer. The question is how to allocate those additional shares among your accounts. For active owners, you’ll also see that it makes a difference from which account we subtract half of your goodwill shares. However, we have flexibility in how we subtract the “unvested” goodwill shares as long as the numbers work out in total.

To make things easier, we have attempted to describe the various ways owners have split their shares and have developed a default for each situation. That is, the default describes a proposed way of allocating the tender offer sales opportunity that we’ll use unless you contact Larry Connolly and make a different choice. If you like the default, you needn’t do anything.

By election or otherwise, you have all made choices about how you want the weekly 1% of original shares to be allocated among your accounts. We are not touching those allocations!! Unless you have some reason for making an adjustment, those will continue as they are.

Here are the defaults. Please find your situation and assess whether you wish to alter the default once you have examined your Share Summary:

•	You have shares in your own name and also shares in the name of a family member, trust, or FLP. (This covers most of you.) Our default: We will attribute the additional released shares to the shares in your own name first. If the number of released shares exceeds the number of shares in your name, we will then allocate the balance to your assignee(s), in proportion to the remaining shares as of 12/31/04 if there’s more than one assignee.

•	You have moved shares into two relatively equal trusts for yourself and your spouse (and maybe smaller accounts for children). Ouor default: We will split the additional released share opportunity equally between you and your spouse.

•	You have an FLP and trust (and maybe other smaller accounts). Our default:We will split the additional released share opportunity between your FLP and trust proportionately, based on the number of shares remaining in each as of 12/31/04.

If you think we missed your situation or if you have questions, please call Larry Connolly.